14888 Auburn Sky Drive, Draper, UT 84020	Brian Higley
(801) 634-1984	Attorney at Law
brian@businesslegaladvisor.com	Licensed in Utah

January 25, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington, DC 20549

Re:	Trans American Aquaculture, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 7, 2023
File No. 333-274059

Dear Ms. Bagley:

We are in receipt of your letter dated January 3, 2024, setting forth certain comments to the amended Registration Statement on Form S-1 (the “S-1”), which was filed on October 5, 2023 by Trans American Aquaculture, Inc., a Colorado corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 2 to Registration Statement on Form S-1 filed December 7, 2023

Prospectus Summary

Our Business, page 2

1.	We note your response to previous comment 17 and reissue the comment in part. Where you disclose that your shrimp are raised to "exceed industry standards," please clarify what these standards are and how your shrimp exceed these standards.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”) which clarifies that the Company’s shrimp are raised in line with industry best practices according to the Best Aquaculture Practices (BAP) farm guidelines.

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Risk Factors

Risks Related to Our Business

We are currently in default of secured debt .. . . . page 6

2.	We note your revised disclosure in response to comment 7, including your disclosure that your informal agreement with your lender includes payments to the lender from your harvest sales, broodstock sales, and raising capital. Please revise your disclosure to provide an estimate of your payments due under the informal agreement.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which includes an estimate of payments due under the informal agreement.

We may be unable to effectively hedge our exposure to short- and medium- term fluctuations in shrimp prices., page 7

3.	We note your revised disclosure in response to previous comment 18 and reissue the comment in part. We note your disclosure in this risk factor that you may seek to manage your exposure to fluctuations in shrimp prices through, among other things, secondary processing activities. Disclose whether you have historically or currently engage in secondary processing activities, and describe how these activities differ from your typical sales program.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses whether it has historically or currently engages in secondary processing activities and describes how these activities differ from the Company’s typical sales program.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 24

4.	We reference the disclosures provided in response to prior comment 12 to our letter dated November 1, 2023. It remains unclear how you are valuing your inventory each period. Please more fully explain your "blended method" and clarify if you are using different valuation methodologies (cost versus net realizable value) each quarter and, if so, how your accounting and disclosure is in compliance with US GAAP. The disclosure should clearly explain the procedures you used to estimate the quantity of shrimp included in inventory at each Balance Sheet date as well as the net realizable value per pound given that you did not sell any shrimp in the 12 months ended September 30, 2023. In your disclosure, quantify the expected number of days between when you acquire the inventory and when that inventory can be sold. Explain why you were not able to sell the $125,000 of shrimp before they expired. Address also the concerns with your December 31, 2022 inventory balance as communicated in our prior letter. Further, please disclose how much inventory has been sold since September 30, 2023 and whether they were sold at a loss. We reference ASC 330-30-3 and ASC 330-10-50-1.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which clarifies how the Company is valuing its inventory in the subsection titled “Accounting for Our Shrimp Inventory.”

5.	As a related matter, please reconcile the critical accounting policies for inventory on page 24 with the disclosure on page F-8 that inventory is valued at lower of cost or the net realizable value on a first-in, first-out basis.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which refiles the September 30, 2023 financial statements.

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Business Overview, page 24

6.	We note your statement that you are "a leading aquaculture company that provides premium quality, farm-raised pacific white shrimp." Please substantiate your statements that you are a "leading" aquaculture company, including the measure by which you are a leading company.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which substantiates the Company’s statements that it is a “leading” aquaculture company, including the measure by which it is a leading company.

Results of Operations For the Years Ended December 31, 2022 and 2021, page 27

7.	We note your revised disclosure in response to previous comment 14 that in future periods, your focus will be on "developing these genetic lines, producing shrimp for consumption and selling broodstock." Please expand on this statement to note whether you anticipate you will produce a meaningful harvest for 2023 and future periods and to explain in more detail why the Company did not produce a meaningful harvest in 2022. Please explain any challenges you experienced related to the 2022 harvest, and, to the extent material, include applicable risk factor disclosure. In this regard, we note your disclosure on page 34 that as a result of your five-month grow process you are "able to produce two meaningful large harvests." However, you reported no revenue for the nine months ended September 30, 2023. In addition to discussing your expectations with respect to the 2023 harvest, please also explain if you were able to produce a meaningful harvest during the first half of 2023.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which expanded disclosure about anticipated meaningful harvests and why the Company did not produce a meaningful harvest in 2022.

Liquidity and Capital Resources, page 28

8.	We note your disclosure that your notes to shareholders are due on December 31, 2023, and that you expect to extend the maturity date to 2024 or a later date. Please revise your disclosure to provide an update of the status of these notes.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which revised disclosure to provide an update on the status of the notes.

Business Organization, page 31

9.	We note your revised disclosure in response to previous comment 16 and reissue the comment. This section contains various references to "the Company," "Trans American Aquaculture, LLC," "TAA," "we," Adam Thomas, and Richard Goulding. To provide investors with the clarity needed to understand the relevant transactions discussed in this section, please revise your disclosure to clearly describe the entity to which each of these terms refer, and the party each of the relevant persons represented or was affiliated with at the time of the Change in Control and Reverse Acquisition.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses affiliations between Mr. Thomas, Mr. Goulding, and the Company at the time of the Change in Control and Reverse Acquisition.

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Our Products, page 34

10.	We note your statement that your five-month grow process "translates into [you] being able to produce two meaningful large harvests" and that you "start the process in January, then end in November." Please expand on this disclosure to explain when in this process you generate revenue and describe the extent to which your business is or may be seasonal. To the extent your annual results of operations are dependent on sales of shrimp from a bi-annual or annual shrimp harvest, please include applicable risk factor disclosure.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which expands on the disclosure to explain when in the process the Company generates revenue and described the extent to which the Company’s business is seasonal. Applicable risk factor disclosure has also been added.

Government Regulation, page 38

11.	We note your revised disclosure in response to previous comment 23 and reissue the comment in part. In your risk factor disclosures, you note that shrimp farming and processing industries are subject to food safety and environmental regulations. Please describe the relevant food safety and environmental regulations here.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which describes the relevant food safety and environmental regulations.

Executive Compensation, page 42

12.	Please update the executive compensation disclosure for your fiscal year ended December 31, 2023. Refer to Item 402 of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which updates the executive compensation disclosure for the year ended December 31, 2023.

Review Report, page F-2

13.	Please file a consent for inclusion of the review report.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which filed a consent for inclusion of the review report.

Consolidated Financial Statements as of September 30, 2023 and 2022

Note 2. Significant Accounting Policies, Inventory, page F-8

14.	We do not see where you included the requested disclosures from prior comment 24 in our letter dated November 1, 2023. Please revise to provide quantitative detail of the material components included in the inventory balance at the balance sheet dates. Reference Rules 5-02.6(a) of Regulation S-X.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which refiles the September 30, 2023 financial statements.

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General

15.	We note your citation to a recent article in footnote 1 on page 2 of your filing. This article discusses recent trends in the shrimp industry, including that, according to preliminary 2023 data from the National Marine Fisheries Service, shrimp prices have dropped by as much as 44 percent since 2022. Please revise your risk factors, MD&A, and business section to discuss this recent trend, including the impact on your business and operations.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which revises the risk factors, MD&A, and business section to discuss the recent trend, including the impact on the Company’s business and operations.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc: Adam Thomas, CEO

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